Exhibit 99.5

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

Suite 250 – 200 Burrard Street

Vancouver, BC V6C 3L6

2.	DATE OF MATERIAL CHANGE

February 1, 2021

3.	NEWS RELEASE

News release dated February 2, 2021 was disseminated through the facilities of Intrado.

4.	SUMMARY OF MATERIAL CHANGE

enCore Energy Corp. (the “Company” or “enCore”) announced the appointment of Carrie Mierkey as Chief Financial Officer effective immediately.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (the “Company”) is pleased to announce it has appointed Carrie Mierkey as the Company’s Chief Financial Officer effective immediately.

Carrie Mierkey, CPA, BBA, Chief Financial Officer

Ms. Mierkey is a Certified Public Accountant has over 13 years of experience in finance for both private and public companies. She has spent most of her career working in various financial roles at Energy Fuels, inc. and Cameco Resources (Cameco, Inc.’s U.S. uranium operations). She has experience in operational and production financial reporting and accounting, as well as U.S. GAAP and tax reporting. She also has experience in managing the financial aspects of mergers and acquisitions. Ms. Mierkey comes to the Company from Motion & Flow Control Products, Inc. where she recently served as Corporate Controller.

The Company also wishes to thank Mr. Scott Davis, former Chief Financial Officer, for his service and wishes him great success in the future.

Paul Goranson, the Company’s Chief Executive Officer said, “At a time that enCore Energy is transforming to a near term U.S. uranium producer, Carrie’s experience with corporate and operational financial responsibilities is key to our success in that transformation. I had the privilege of working with Carrie in my prior roles at Energy Fuels and Cameco, and I know she brings the experience and skills to be part of enCore’s future as a premier in-situ uranium producer. I also want to thank Scott Davis for his work on our recent transaction with Westwater Resources as well as his management of the Company’s financial health during his time with the Company.”

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman Tel: 972-333-2214

9.	DATE OF REPORT

February 2, 2021

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